                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                              AMENDMENT NO. 3 TO
                                SCHEDULE 14D-1


             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                                 -----------


                         TRIDENT INTERNATIONAL, INC.
                          (Name of Subject Company)

                             ITW ACQUISITION INC.
                           ILLINOIS TOOL WORKS INC.
                                  (Bidders)


                                 -----------


Common Stock, $.01 Par Value Per Share             Common Stock 895934107
   (Title of Class of Securities)          (CUSIP Number of Class of Securities)



                                   -------


                           Stewart S. Hudnut, Esq.
                           Senior Vice President, General
                             Counsel and Secretary
                           Illinois Tool Works Inc.
                           3600 W. Lake Avenue
                           Glenview, IL 60025-5811
                           (847) 657-4074

     (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of Bidders)

               Copy to:    Charles J. McCarthy, Ltd.
                           Jenner & Block
                           One IBM Plaza
                           Chicago, IL 60611

        This Amendment No. 3 to Schedule 14D-1 amends the Schedule 14D-1 relating to the tender offer by ITW Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Illinois Tool Works Inc., for all the outstanding shares of common stock, par value $.01 per share (the "Shares") of Trident International, Inc., a Delaware corporation, at $16.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.


ITEM 10. ADDITIONAL INFORMATION

        (b) and (c): The first part of the first sentence under Section 15 ("Conditions of the Offer") on page 29 of the Offer to Purchase is amended to read as follows:

                      Notwithstanding any other provision of the Offer and
                subject to the terms of the Merger Agreement, and in addition to the conditions that (i) Shares constituting not less than a majority of all Shares outstanding on a fully diluted basis are validly tendered (and not withdrawn) prior to the Expiration Date (the "Minimum Share Condition") and (ii) all applicable waiting periods under the HSR Act having expired or been terminated, Parent and the Purchaser shall not be required to accept for payment, purchase, or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) (relating to the Purchaser's obligation to pay for or return tendered Shares after termination of the Offer), to pay for any Shares tendered, and may postpone the purchase of, or, subject to the restriction set forth above, payment for Shares tendered and to be purchased by it, if at any time on or before the Expiration Date, any of the following events shall occur:


                                  SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: January 28, 1999                  ITW Acquisition Inc.


                                        By:    /s/ James H. Wooten, Jr.
                                               -------------------------------
                                        Name:  James H. Wooten, Jr.
                                        Title: Assistant Secretary

                                        Illinois Tool Works Inc.

                                        By:    /s/ James H. Wooten, Jr.
                                               -------------------------------
                                        Name:  James H. Wooten, Jr.
                                        Title: Assistant Secretary


                                     -2-